UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

fuboTV Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

35953D104

(CUSIP Number)

Richard Bernstein, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

646-414-6842

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13D, AMENDMENT NO. 1, IS THE FINAL AMENDMENT TO THIS SCHEDULE 13D AND CONSTITUTES AN “EXIT FILING” FOR THE REPORTING PERSON (AS DEFINED BELOW) BECAUSE, AS OF THE FILING DATE (AS DEFINED BELOW), THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF A REGISTERED CLASS OF THE COMPANY’S (AS DEFINED BELOW) VOTING EQUITY SECURITIES.

CUSIP No. 35953D104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): NZ VIII (GP) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Bailiwick of Jersey

Number of	7. Sole Voting Power:	7,003,171*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	7,003,171*
Person with	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	7,003,171*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 4.9%*+
14.	Type of Reporting Person (See Instructions): IA

*Based upon a Form 10-K/A filed by fuboTV Inc., a Florida corporation (the “Company”), with the U.S. Securities and Exchange Commission on March 29, 2021, as of March 23, 2021, there were 140,160,575 issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of April 6, 2021, the filing date of this Schedule 13D, Amendment No. 1 (the “Filing Date”), Northzone VIII LP, a Bailiwick of Jersey limited partnership (the “Fund”), held (x) 6,819,391 Common Stock shares, and (y) warrants (the “Warrants”), subject to the Beneficial Ownership Blocker (as defined below), exchangeable for 277,008 Common Stock shares. NZ VIII (GP) Limited, a Bailiwick of Jersey limited company (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the Company’s securities held by the Fund; provided, however, and as more fully set forth in Item 5 and Item 6 of this Schedule 13D, Amendment No. 1, the Warrants are subject to a 4.99% “blocker” contractual limitation (the “Beneficial Ownership Blocker”). Without providing, and complying with, the 61 Day Prior Public Notice (as defined in Item 6 of this Schedule 13D, Amendment No. 1), the Beneficial Ownership Blocker contractually prohibits the Fund and the Reporting Person from exercising the Warrants to the extent that, as a result of such exercise, the Fund or the Reporting Person, together with their affiliates and any other person whose beneficial ownership of the Common Stock shares would be aggregated with the Reporting Person for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), would beneficially own 4.99% or more of the Company’s then deemed issued and outstanding Common Stock shares including the Common Stock shares issuable upon such exercise of the Warrants. As a result, as of the Filing Date, the Reporting Person is deemed to beneficially own 7,003,171 Common Stock shares, or 4.9% (see rounding discussion below) of the Common Stock shares deemed issued and outstanding. In addition to the Common Stock shares and the Warrants (subject to the Beneficial Ownership Blocker) held by the Fund and deemed beneficially owned by the Reporting Person, an individual who is (i) an advisor to the Reporting Person and certain of the Reporting Person’s affiliates, and (ii) an indirect investor in the Fund, is a member of the Company’s Board of Directors (the “Director”). The Director is entitled to receive, and currently holds, pursuant to the Company’s Outside Director Compensation Plan, certain of the Company’s securities. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any of the Company’s securities held by the Director.

+As of the Filing Date, the Reporting Person and the Fund may only exercise 183,180 Warrants of the 277,008 Warrants held by the Fund, and upon such exercise, would receive 183,180 Common Stock shares. Accordingly and as of the Filing Date, with rounding to the nearest thousandths (three places after the decimal point), the Reporting Person is deemed to beneficially own 4.989% of the Company’s deemed issued and outstanding Common Stock shares including the Common Stock shares issuable upon the exercise of the Warrants.

This Schedule 13D, Amendment No. 1, is the final amendment to this Schedule 13D, Amendment No. 1, and constitutes an “exit filing” for the Reporting Person because, as of the Filing Date, the Reporting Person ceased to be the beneficial owner of more than five percent of a registered class of the Company’s voting equity securities.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisition of the Company’s securities referenced in this Schedule 13D is for investment purposes only and not for the purpose, or effect of, changing or influencing the control of the Company. Except as otherwise set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to, or would result in, any of the transactions required to be described in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

As of April 6, 2021, the filing date of this Schedule 13D, Amendment No. 1 (the “Filing Date”), the Fund held (x) 6,819,391 Shares, and (y) warrants (the “Warrants”), subject to the Beneficial Ownership Blocker (as defined below), exchangeable for 277,008 Shares. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all the Company’s securities held by the Fund; provided, however, and as more fully set forth in Item 5 and Item 6 of this Schedule 13D, Amendment No. 1, the Warrants are subject to a 4.99% “blocker” contractual limitation (the “Beneficial Ownership Blocker”).

Without providing, and complying with, the 61 Day Prior Public Notice (as defined in Item 6 of this Schedule 13D, Amendment No. 1), the Beneficial Ownership Blocker contractually prohibits the Fund and the Reporting Person from exercising the Warrants to the extent that, as a result of such exercise, the Fund or the Reporting Person, together with their affiliates and any other person whose beneficial ownership of the Shares would be aggregated with the Reporting Person for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), would beneficially own 4.99% or more of the Company’s then deemed issued and outstanding Shares including the Shares issuable upon such exercise of the Warrants. As a result, as of the Filing Date, the Reporting Person is deemed to beneficially own 7,003,171 Shares, or 4.9% (see rounding discussion below) of the Shares deemed issued and outstanding. In addition to the Shares and the Warrants (subject to the Beneficial Ownership Blocker) held by the Fund and deemed beneficially owned by the Reporting Person, an individual who is (i) an advisor to the Reporting Person and certain of the Reporting Person’s affiliates, and (ii) an indirect investor in the Fund, is a member of the Company’s Board of Directors (the “Director”). The Director is entitled to receive, and currently holds, pursuant to the Company’s Outside Director Compensation Plan, certain of the Company’s securities. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any of the Company’s securities held by the Director.

As of the Filing Date, the Reporting Person and the Fund, as restricted by the Beneficial Ownership Blocker, without providing, and complying with, the 61 Day Prior Public Notice, may only exercise 183,180 Warrants of the 277,008 Warrants held by the Fund, and upon such exercise, would receive 183,180 Shares. Accordingly, and as of the Filing Date, with rounding to the nearest thousandths (three places after the decimal point), the Reporting Person is deemed to beneficially own 4.989% of the Company’s deemed issued and outstanding Shares including the Shares issuable upon the exercise of the Warrants.

This Schedule 13D, Amendment No. 1, is the final amendment to this Schedule 13D, Amendment No. 1, and constitutes an “exit filing” for the Reporting Person because, as of the Filing Date, the Reporting Person ceased to be the beneficial owner of more than five percent of a registered class of the Company’s voting equity securities.

There were no transactions in the Shares (or securities convertible into, exercisable for, or exchangeable for, such Shares) by the Reporting Person or any other person or entity controlled by the Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing on March 2, 2021, the date of the event which required the filing of this Schedule 13D, Amendment No. 1, and ending on the Filing Date.

Nothing set forth in this Schedule 13D will be construed as an admission by the Reporting Person, the Fund, or any other person or entity, that the Reporting Person, the Fund, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Act.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person hereby, on behalf of itself and the Fund, has provided the Beneficial Ownership Blocker binding undertaking to the Company pursuant to which the Reporting Person, directly or indirectly, will not exercise the Warrants to the extent that, as a result of such exercise, the Fund or the Reporting Person, together with their affiliates and any other person whose beneficial ownership of the Shares would be aggregated with the Reporting Person for purposes of Section 13(d) of the Act, would beneficially own 4.99% or more of the Company’s then deemed issued and outstanding Shares including the Shares issuable upon the exercise of the Warrants. The Company is hereby expressly provided the right to enforce the obligations under the Beneficial Ownership Blocker.

The Beneficial Ownership Blocker will terminate on the date that is 61 days after the Reporting Person provides notice to the Company that the Reporting Person has elected to terminate the Beneficial Ownership Blocker. Such notice will be deemed provided to the Company on the date that the Reporting Person publicly files a Schedule 13D with the U.S. Securities and Exchange Commission expressly stating, among other things, that the Reporting Person has elected to terminate the Beneficial Ownership Blocker (the “61 Day Prior Public Notice”).

This Schedule 13D, Amendment No. 1, is the final amendment to this Schedule 13D, and constitutes an “exit filing” for the Reporting Person because, as of the Filing Date, the Reporting Person ceased to be the beneficial owner of more than five percent of a registered class of the Company’s voting equity securities.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2021

NZ VIII (GP) LIMITED

/s/ Antoinette Kyriacou

Director, NZ VIII (GP) Limited

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).